UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BROOKFIELD PROPERTY PARTNERS L.P.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Brookfield Asset Management Inc.*

(Name of Filing Persons (Offeror))

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number of Class of Securities)

Bryan K. Davis

Brookfield Property Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

Telephone: (441) 294-3309

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

Telephone: (416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mile Kurta, Esq.

Torys LLP

1114 Avenue of the Americas, Floor 23

New York, New York 10036

(212) 880-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
US$890,000,000	US$115,522

(1)	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the purchase of limited partnership units for a maximum aggregate tender offer price of US$890,000,000.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals US$129.80 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $115,522	Filing Party: Brookfield Property Partners L.P.
Form or Registration No.: Schedule TO-I	Date Filed: July 6, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

* Brookfield Asset Management Inc. may be deemed to be a co-bidder with respect to the Offer.

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (together with any subsequent amendments and supplements thereto, the “Schedule TO”), filed with the Securities and Exchange Commission by Brookfield Property Partners L.P., a Bermuda exempted limited partnership (our “Company”), on July 6, 2020. The Schedule TO relates to the offer by our Company to purchase up to an aggregate amount of US$890 million of its non-voting limited partnership units at a purchase price of US$12.00 per unit, in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2020 (the “Offer to Purchase”), the accompanying Issuer Bid Circular dated July 6, 2020 (the “Circular”), and in the related Letters of Transmittal (the “Letters of Transmittal”) and Notices of Guaranteed Delivery (the “Notices of Guaranteed Delivery,” and together with the Offer to Purchase, the accompanying Circular and Letters of Transmittal, as amended or supplemented from time to time, the “Offer Documents”).

We note that with respect to the tender offer which is the subject of the Schedule TO, Brookfield Asset Management Inc. (“BAM”) may be deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such it is included as an Offeror to the Schedule TO. The filing of the Schedule TO is not an admission by BAM or any affiliate of BAM that BAM is a bidder within the meaning of Rule 14d-1 under the Exchange Act. All information in the Schedule TO relating to BAM has been supplied by BAM and all information relating to our Company has been supplied by our Company.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Defined terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO and the Offer Documents.

ITEM 11.	ADDITIONAL INFORMATION.

(c) The heading “Additional Information” set forth in the Offer to Purchase shall be amended and restated to read in its entirety as follows:

“The following documents, which have been filed with the securities regulatory authorities in Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in this Offer to Purchase and accompanying Circular:

1.	our annual report on Form 20-F for the fiscal year ended December 31, 2019 filed on February 28, 2020 (our “Annual Report”);

2.

our unaudited interim condensed and consolidated financial statements as of March 31, 2020 and December 31, 2019 and for the three months ended March 31, 2020 and 2019 and management’s discussion and analysis thereon filed on May 11, 2020; and

3.

our unaudited interim condensed and consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the three and six months ended June 30, 2020 and 2019 and management’s discussion and analysis thereon filed on August 10, 2020.

Item 2 above is included in BPY’s Form 6-K filed with the SEC on May 11, 2020 and Item 3 above is included in BPY’s Form 6-K filed with the SEC on August 10, 2020. In addition to BPY being subject to the requirements of applicable securities laws in the provinces and territories of Canada, the Units are registered under the Exchange Act and, in accordance therewith, BPY files annual reports with and furnishes other information to the SEC relating to its business, financial condition and other matters. BPY has filed a Tender Offer Statement on Schedule TO and a Recommendation Statement on Schedule 14D-9 with the SEC with respect to the Offer. Such Tender Offer Statement, Recommendation Statement and the filings described above, as well as other periodic reports filed with and other information furnished by BPY to the SEC, can be found at www.sec.gov.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2020	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Jessica Diab
		Name:	Jessica Diab
		Title:	Vice President, Legal & Regulatory